AMENDMENT TO SUB-ADVISORY AGREEMENT

This Amendment to Sub-Advisory Agreement (“Amendment”) is effective as of the close of business on December 6, 2019 by and between Ohio National Investments, Inc. (the “Adviser”) and BlackRock Investment Management, LLC (the “Sub-Adviser”).

Recitals

The Adviser and the Sub-Adviser are parties to a Sub-Advisory Agreement dated February 1, 2019 (the “Agreement”) pursuant to which the Adviser retained the Sub-Adviser to supervise and manage the assets of the ON BlackRock Advantage Large Cap Growth Portfolio (formerly the ON Bristol Growth Portfolio)(the “Portfolio”) of Ohio National Fund, Inc. (the “Fund”); and

The Adviser and the Sub-Adviser desire to amend the sub-advisory fees payable to the Sub-Adviser.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

1.	Proxies. Section 8 of the Agreement entitled, “Proxies,” is hereby deleted and replaced with the following:

SECTION 8.    Proxies and Class Actions

(a)

The Adviser shall vote proxies for securities held by the Fund in accordance with the Adviser’s policies for proxy voting. The Adviser agrees it shall provide the Sub-Adviser a copy of the Adviser’s policies upon written request.

(b)

The Sub-Adviser shall not be responsible for filing proofs of claim or otherwise initiating or otherwise determining to participate in class action lawsuits with respect to securities held by the Sub-Adviser assets.

2.	Sub-Advisory Fees. Appendix A to the Agreement is hereby deleted and replaced with the attached Appendix A.

3.

Effect.    Except as amended herein, all terms of the Agreement remain in full force and effect. All capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Agreement.

4.

Counterparts.    This Amendment may be executed in counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed below as of the date first above written.

Ohio National Investments, Inc.	BlackRock Investment Management, LLC

By: /s/ Gary R. Rodmaker	By: /s/ Melissa Buccilli
Gary R. Rodmaker	Name: Melissa Buccilli
President	Title: Director

Accepted & Agreed:
Ohio National Fund, Inc.
By: /s/ Michael J DeWeirdt
Michael J DeWeirdt
President

Appendix A

Sub-Advisory Fees

The Sub-Adviser shall be entitled to aggregate Sub-Advisory Fees for the Combined Portfolios (defined below) at the following annual rates:

0.20% of first $500 million of the average daily net assets of the Combined Portfolios

0.18% over $500 million of the average daily net assets of the Combined Portfolios

The Adviser will be responsible for allocating the aggregate Sub-Advisory Fees paid to the Sub-Adviser to each of the Combined Portfolios based on the percentage of its average daily net assets that represents the average daily net assets of the Combined Portfolios.

“Combined Portfolios” shall mean the ON BlackRock Advantage Large Cap Core Portfolio, ON BlackRock Advantage Large Cap Growth Portfolio, ON BlackRock Advantage Large Cap Value Portfolio and the portion of the ON BlackRock Balanced Allocation Portfolio which the Sub-Adviser manages.

The Sub-Advisory Fees shall be accrued for each calendar day and the sum of the daily Sub-Advisory Fees accruals shall be paid monthly to the Sub-Adviser. The daily fee accruals will be computed on the basis of the valuations of the total net assets of the Combined Portfolios as of the close of business each day.

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